SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (Amendment No. )*


                             Iridium Communications
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                               (Name of Issuer)

                   Common Stock, par value of $0.001 per share
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                         (Title of Class of Securities)

                                   46269C102
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                                 (CUSIP Number)

                                 Peter C. Keefe
                               Avenir Corporation
                             1775 Pennsylvania Ave NW
                                   Suite 650
                              Washington DC, 20006
                                 (202) 659-4427
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               November 12, 2013
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 46269C102
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---------- ---------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Avenir Corporation
            I.D. No. 54-1146619
---------- ---------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
     3      SEC USE ONLY
---------- ---------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            OO
---------- ---------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
---------- ---------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------- -------- --------------------------------------------------
                         7      SOLE VOTING POWER

                                4,031,645
NUMBER              -------- ---------------------------------------------------
OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0
EACH                -------- ---------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH                     4,031,645
---------- ---------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
----------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            4,031,645
----------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.3%
----------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 46269C102
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This Schedule 13D ("Schedule") is being filed on behalf of Avenir Corporation
("Avenir"), a Virginia corporation, and amends the Schedule 13G/A filed on March 8, 2013 on behalf of Avenir. This Schedule relates to the common stock, par value $0.001 per share, of Iridium Communications Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to "Securities" or "Shares" are to such common stock of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The Securities of the Issuer were primarily acquired on behalf of the investment advisory clients of Avenir under sole or shared discretionary authority granted Avenir. In addition, Avenir and/or its principal officers and employees purchased Shares in the Issuer for their personal accounts. The aggregate amount of funds used to purchase the Securities reported in this filing totaled approximately $28,933,805. In addition, none of the proceeds used to purchase the Securities were expressly provided through borrowings, though certain accounts managed by Avenir may carry margin balances from time to time.

Item 4. Purpose of Transaction

Avenir acquired the shares for investment purposes.

Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 4,031,645 shares of the common stock of the Issuer, constituting approximately 5.3% of the 76,660,401 shares outstanding.

          (b) Avenir generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Avenir generally makes recommendations with respect thereto.

          (c) All purchase or sale transactions in the Securities for the past 60 days are on Schedule A.

          (d) The investment advisory clients of Avenir have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

          (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Avenir are established in written investment advisory agreements between clients and Avenir, which are entered into in the normal and usual course of the business of Avenir as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Avenir may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit

                                  SCHEDULE 13D
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CUSIP No. 46269C102
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   November 12, 2013
                                          -----------------------------------
                                                   Date

                                                    /s/ Peter C. Keefe
                                          -----------------------------------
                                                   Signature

                                               Peter C. Keefe/President
                                          -----------------------------------
                                                   Name/Title

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 46269C102
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                                   SCHEDULE A


PURCHASE ("BY") AND SALE ("SL") TRANSACTIONS, TRANSFER OUTS ("LO") AND TRANSFER INS ("LI") SINCE THE MOST RECENT FILING OF SCHEDULE 13D

All purchases and sales listed below were normal, open-market transactions.



                                               Average
Transaction                                    Per
Type       Date     Quantity   Total Price     Share
LO       9/13/2013    42386 	297549.72    	7.02
SL       9/16/2013      500   	  3493.73    	6.99
SL       9/20/2013      880   	  6110.08    	6.94
SL       10/7/2013      380   	  2527.84    	6.65
BY       10/8/2013      550   	  3657.25    	6.65
LO      10/10/2013     2310   	 15107.40    	6.54
LI      10/11/2013     2310   	 15407.70    	6.67
SL      10/18/2013     3770  	 25304.54    	6.71
BY      10/21/2013     3747   	 22739.90    	6.07
BY       11/1/2013     9745  	 53262.32    	5.47
LO       11/1/2013     9430  	 51440.65    	5.46
SL       11/1/2013     2200  	 11923.79    	5.42
BY       11/8/2013     1000       5498.00    	5.50
SL	11/12/2013     2570      13903.70       5.41
BY	11/12/2013    49440     270787.82       5.48

